                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Amendment No. 1

                   Mountasia Entertainment International, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    624547105
                           --------------------------
                                 (CUSIP Number)

                               MEI Holdings, L.P.
                         4200 Texas Commerce Tower West
                                 2200 Ross Ave.
                               Dallas, Texas 75201
                           Attention: Daniel A. Decker
                                 (214) 220-4900
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                               New York, New York
                                 (212) 326-3939


                                  July 24, 1996
                      ------------------------------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.


                        (Continued on following page)

                             (Page 1 of 17 Pages)

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   2   of   17   Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            MEI Holdings, L.P.
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- --------------------------------------------------------------------------------
        3          SEC USE ONLY



- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
- --------------------------------------------------------------------------------

                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,428,571*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------

     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein, as amended, pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   3   of   17    Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            MEI GenPar, L.P.
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- --------------------------------------------------------------------------------
        3          SEC USE ONLY



- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
- --------------------------------------------------------------------------------

                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,428,571*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------


     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein, as amended, pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   4   of   17    Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            HH Genpar Partners
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- --------------------------------------------------------------------------------
        3          SEC USE ONLY



- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
- --------------------------------------------------------------------------------

                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,428,571*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------


     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement, as amended, described herein pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   5   of   17    Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Hampstead Associates, Inc.
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- --------------------------------------------------------------------------------
        3          SEC USE ONLY



- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
- --------------------------------------------------------------------------------

                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,428,571*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------


     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein, as amended, pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   6   of   17    Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RAW GenPar, Inc.
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- --------------------------------------------------------------------------------
        3          SEC USE ONLY



- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
- --------------------------------------------------------------------------------

                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,428,571*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------


     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein, as amended, pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   7   OF   17    PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       InMed, Inc. d/b/a Incap, Inc.
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
- --------------------------------------------------------------------------------
        3          SEC USE ONLY

- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
- --------------------------------------------------------------------------------

                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  11,428,571*
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.45%
- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                   CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



- ----------------------------
*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein, as amended, pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   8  OF   17    PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Donald J. McNamara
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
- --------------------------------------------------------------------------------
        3          SEC USE ONLY

- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*
                       00
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
- --------------------------------------------------------------------------------

                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  11,428,571*
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       45.45%

- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



- -----------------------
*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein, as amended, pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   9   OF   17    PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Robert A. Whitman
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
- --------------------------------------------------------------------------------
        3          SEC USE ONLY

- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
- --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------

   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  11,428,571*
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.45%
- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



- ----------------------------
*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein, as amended, pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                              PAGE   10   OF   17    PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Daniel A. Decker
- --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
- --------------------------------------------------------------------------------
        3          SEC USE ONLY

- --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
- --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

- --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
- --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------

   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  11,428,571*
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   11,428,571*
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       11,428,571*
- --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
- --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.45%
- --------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON*

                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



- ----------------------
*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein, as amended, pursuant to which Holdings will acquire 45.45% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 11,428,571 depending on the number of the issuer's shares outstanding at the time of such closing.

        This Amendment No. 1 amends and supplements the Statement on 13D filed on June 17, 1996 (the "Schedule 13D") by MEI Holdings, L.P., a Delaware limited partnership, and certain other persons. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.


Item 4. Purpose of Transaction


                           Item 4 of the Schedule 13D is hereby amended by
adding the following thereto:

                           As contemplated by the Investment Agreement, the Purchaser informed the Company of certain matters which arose in the Purchaser's confirmatory due diligence review of certain matters relating to the Company. As also contemplated by the Investment Agreement, the parties engaged in negotiations with respect to possible amendments to the Investment Agreement and related documents in light of those matters. As a result of those negotiations, the Company and the Purchaser agreed to certain amendments to the Investment Agreement and related documentation, including without limitation the following: (i) the number of shares of Common Stock that the Purchaser will acquire at the Closing for its investment of $40.0 million (either directly or upon conversion of loans previously made by an affiliate of the Purchaser to the Company (the "Purchaser Loans")) will equal 45.45% of the shares of Common Stock outstanding immediately after such investment (the "Post-Investment Number of Shares"), rather than 44.4% of the Post-Investment Number of Shares (with the result that, assuming that the total number of shares of Common Stock outstanding immediately prior to the Closing (the "Pre-Investment Number of Shares") were 13,714,498, the Purchaser would receive 11,428,571 shares of Common Stock at the closing of its $40.0 million investment); (ii) subject to the matters referred to in
         (iii) below, for three years after the closing date, the Company will have the right (the "$20 Million Call Right") to compel the Purchaser to invest up to an additional $20.0 million (less the amount invested under the Purchaser's $20 Million Option (described in (iv) below)) to purchase Common Stock at $3.50 per share (subject to adjustment in the event that the Pre-Investment Number of Shares is other than 13,714,498 (such price, the "Per Share Option Price")), the proceeds of which investment could be used only to fund equity required for new investments approved by the Board of Directors of the Company; (iii) the Company will use its best efforts to obtain shareholder approval of the issuance of Common Stock pursuant to the Company's $20 Million Call Right or the Purchaser's $20 Million Option, as well as approval or ratification of the other transactions contemplated by the Investment Agreement and related documents, within 180 days after the closing of the investment and, in the event that such approval is not obtained, the equity purchasable by the Purchaser upon exercise of the Company's $20 Million Call Right or the Purchaser's $20 Million Option will be preferred stock ("Series F Preferred") having terms that make it substantially equivalent to Common Stock (except that the Series F Preferred will be non-voting other than in certain limited circumstances and will be convertible in certain circumstances into Common Stock on a one-share-for-one-share basis), in which event the Per Share Option Price under the Company's $20 Million Call Right and the Purchaser's $20 Million Option will be reduced by 15%; (iv) for five years after the Closing Date, the Purchaser will have the right to invest in the Company up to $20 million (less any amount invested pursuant to the Company's $20 Million Call Right) to purchase Common Stock (or, if applicable, Series F Preferred) at the Per Share Option Price (the "Purchaser's $20 Million Option"); (v) the Warrant will be amended so that the Purchaser would receive 0.8333 shares of Common Stock (subject to adjustment to up to 1.25 shares in the event of exercise of the Company's $20 Million Call Option or the Purchaser's $20 Million Option) for each share of Common Stock issued upon conversion or exercise of any convertible debt or preferred stock outstanding as of immediately following the Closing, regardless of the conversion price thereunder; (vi) the Closing Date will be extended to August 6, 1996 or such other date on or prior to August 30, 1996 to which the parties may agree; (vii) the Purchaser's due diligence closing condition and certain other closing conditions are waived;
         (viii) the Purchaser's obligations to consummate the transactions contemplated by the Investment Agreement will be subject to the


                             Page 11 of 17 Pages
         remaining closing conditions set forth in the Investment Agreement and certain other conditions (including arranging not less than $20.0 million of third-party financing that would be used to refinance a portion of the Purchaser Loans, certain amendments to the terms of existing indebtedness of the Company and the closing of the Company's previously announced acquisition of National Entertainment Funding, L.P.); (ix) in the event that certain events occur which vary adversely from the Purchaser's assumptions relating thereto, pursuant to the Warrant, the Company will issue to the Purchaser (without the payment of additional consideration) the number of shares of Common Stock necessary to protect the Purchaser from the economically dilutive effects thereof; and (x) the Standstill Agreement will be amended to permit the transactions described above and to provide for the termination thereof in the event that the Purchaser owns a majority of the outstanding voting stock of the Company as a result of acquistions pursuant to the Investment Agreement or the Warrant or as otherwise permited by the Standstill Agreement.

                           The transactions contemplated by the Investment Agreement, as amended, and the above-described amendment are subject to various conditions. There can be no assurance that these conditions will be satisfied or the transactions contemplated by the Investment Agreement will be consummated.

                           The foregoing description of the amendment to the Investment Agreement and related documentation is qualified in its entirety by reference to the actual terms of such amendment, a copy of which is filed as Exhibit 1A hereto and is incorporated herein by this reference.

Item 5.   Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated in its entirety as follows:

               (a) Based on the number of shares of Common Stock the Reporting Persons believe to be outstanding as of this date, each of the Reporting Persons has the right pursuant to the Investment Agreement to acquire and beneficially owns 11,428,571 shares of Common Stock. (If the closing occurs under the Investment Agreement (and certain other events occur), the Reporting Persons may have other rights to acquire beneficial ownership of Common Stock pursuant to the Warrant or the Investment Agreement.) Holdings beneficially owns such shares directly and each of the other Reporting Persons beneficially owns such shares indirectly through the relationships described in Item 2 above. The other Reporting Persons disclaim beneficial ownership of all Common Stock held by Holdings. Because the Investment Agreement, as amended, provides that Holdings will acquire 45.45% of the shares of Common Stock outstanding as of the Closing, the actual number of shares to be acquired Holdings directly (and by the other Reporting Persons indirectly) may be more or less than 11,428,571.

               (b) Each of the Reporting Persons has shared power to vote and dispose of 11,428,571 shares of Common Stock (subject to variation in the number of shares as described above).
        The other Reporting Persons disclaim beneficial ownership of all Common Stock held by Holdings.

      (c)  Not applicable.
      (d)  Not applicable.
      (e)  Not applicable.


Item 7.    Material to be Filed as Exhibits.


    Item 7 is hereby amended by adding the following after "Exhibit 1 - Investment Agreement, dated as of June 5, 1996":

    Exhibit 1A - Letter amending Investment Agreement, dated July 23, 1996".

                             Page 12 of 17 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively on behalf of it and each of MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  July 24, 1996                   MEI HOLDINGS, L.P.


                                          By:  MEI GenPar, L.P.
                                              Its General Partner

                                           By: HH GenPar Partners
                                               Its General Partner

                                            By:  Hampstead Associates, Inc.
                                                 Its Managing General Partner

                                             By:  /s/ Daniel A. Decker
                                                  ---------------------------
                                                  Daniel A. Decker
                                                  Executive Vice President


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  July 24, 1996                   MEI GENPAR, L.P.


                                          By:  HH GenPar Partners
                                               Its General Partner

                                           By: Hampstead Associates, Inc.
                                               Its Managing General Partner

                                            By:  /s/ Daniel A. Decker
                                                -------------------------------
                                                Daniel A. Decker
                                                Executive Vice President


                             Page 13 of 17 Pages

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    July 24, 1996                HH GENPAR PARTNERS


                                       By:  Hampstead Associates, Inc.
                                            Its Managing General Partner

                                            By:  /s/  Daniel A. Decker
                                                 -----------------------------
                                                 Daniel A. Decker
                                                 Executive Vice President


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    July 24, 1996                HAMPSTEAD ASSOCIATES, INC.


                                       By:  /s/  Daniel A. Decker
                                            ----------------------------------
                                            Daniel A. Decker
                                            Executive Vice President


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    July 24, 1996                RAW GENPAR, INC.


                                       By:  /s/  Robert A. Whitman
                                            -----------------------------------
                                            Robert A. Whitman
                                            President


                             Page 14 of 17 Pages

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    July 24, 1996                HH GENPAR PARTNERS


                                       By:  Hampstead Associates, Inc.
                                            Its Managing General Partner

                                            By:  /s/  Daniel A. Decker
                                                 -----------------------------
                                                 Daniel A. Decker
                                                 Executive Vice President


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    July 24, 1996                HAMPSTEAD ASSOCIATES, INC.


                                       By:  /s/  Daniel A. Decker
                                            ----------------------------------
                                            Daniel A. Decker
                                            Executive Vice President


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    July 24, 1996                RAW GENPAR, INC.


                                       By:  /s/  Robert A. Whitman
                                            -----------------------------------
                                            Robert A. Whitman
                                            President


                             Page 15 of 17 Pages

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.

Dated:    July 24, 1996                /s/  Daniel A. Decker
                                       ---------------------------------------
                                       Daniel A. Decker


                             Page 16 of 17 Pages

                              INDEX TO EXHIBITS


EXHIBIT         DESCRIPTION                                                PAGE
- -------         -----------                                                ----

1A              Letter amending Investment Agreement, dated July 23, 1996




                             Page 17 of 17 Pages


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